Exhibit 99


PRESS RELEASE                                                         ROSTELECOM


       FINANCE MINISTRY'S WRITE-OFF OF ROSTELECOM'S REMAINING LIABILITIES
               WILL PRODUCE APPROX. USD 24 MILLION POSITIVE IMPACT
                         ON FIRST-HALF 2003 IAS RESULTS


Moscow - October 1, 2003 - Rostelecom (NYSE: ROS; RTS: RTKM), Russia's national long-distance telecommunications operator, today welcomed the decision by Russia's Ministry of Finance to write off approximately USD 24 million in penalties and fines remaining on the Yen-denominated debt that Rostelecom restructured earlier this year.

This development brings Rostelecom's financial restructuring program another step towards its objective of a transparent balance sheet and high quality debt. The Ministry of Finance's write-off will result in a profit for Rostelecom of approximately USD 24 million in the Company's IAS financial statements for the first six months of 2003.

The Ministry of Finance's resolution of September 16 writes off the fines and penalties still remaining on the previously-restructured debt. In June 2003, Rostelecom restructured its overdue Yen-denominated debt (principal and accrued interest) to the Ministry of Finance totaling an equivalent of approximately USD 100 million by converting it into promissory notes issued to Alfa-Bank. As a result, Rostelecom's principal debt to the Ministry of Finance and accrued interest were repaid in full, and the Company ceased to be in technical default. The transaction also improved the structure of Rostelecom's balance sheet as previously its obligations to the Ministry of Finance were reported in the financial statements as short-term debt. The promissory notes, which have a total nominal value of USD 98.6 million and carry an interest rate of 5.94%, are repayable to Alfa-Bank within 36 months in six semi-annual installments.



For further details please contact

Anna Kareva
Head of IR
Tel.: + 7 095 973 9920
Fax: + 7 095 787 2850
e-mail: kareva@hq.rt.ru